UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Winmill & Co. Incorporated
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(Name of Issuer)
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Class A Common Stock
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(Title of Class of Securities)

974259103
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(CUSIP Number)

Gregg T. Abella
Investment Partners Asset Management, Inc.
One Highland Avenue
Metuchen, New Jersey 08840
732-205-0391

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but  shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 974259103
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1              NAME OF REPORTING PERSON

                Investment Partners Asset Management, Inc.
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2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                                                                                                     (b) [ ]
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3              SEC USE ONLY
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4              SOURCE OF FUNDS  OO
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5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
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6              CITIZENSHIP OR PLACE OF ORGANIZATION
                Investment Partners Asset Management, Inc. is organized under the laws of Delaware.
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7              SOLE VOTING POWER

                                                                         39,940
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NUMBER OF                 8              SHARED VOTING POWER
SHARES
BENEFICIALLY                                            13,600
OWNED BY                 ------------------------------------------------------------------------------------------------------
EACH                             9              SOLE DISPOSITIVE POWER
REPORTING
PERSON                                                         39,940
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10              SHARED DISPOSITIVE POWER

                                                                        13,600
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11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
53,540
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12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES   [ ]
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13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.26%
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14              TYPE OF REPORTING PERSON
IA
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Item 1. Security and Issuer

This statement relates to the Class A Common Stock of Winmill & Co. Incorporated, a Delaware corporation whose principal executive offices are located at 11 Hanover Square, New York, NY 10005.

Item 2. Identity and Background

The reporting person is Investment Partners Asset Management, Inc., a corporation organized in the State of Delaware that does business as an investment adviser.  Its principal office is located at 10 Station Place, Metuchen, NJ  08840.  During the last five years, the reporting person (i) has not been convicted in a criminal proceeding and (ii) has not been a party to a civil proceeding described in Item 2(e) of Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The source of all funds used in making purchases was client assets.

Item 4. Purpose of Transaction

The purpose of the acquisition is investment.  The reporting person may from time to time recommend actions to the issuer’s board of directors or management for the purpose of increasing the market value of the issuer’s shares generally.

 Item 5. Interest in Securities of the Issuer

a) The reporting person believes that the number of shares of the issuer’s Class A Common Stock that are outstanding is 1,643,052 as of December 31, 2006, based on information previously provided on the issuer’s annual reports and web site. As of December 10, 2015, the reporting person may have been deemed the beneficial owner of 53,540 shares of Class A Common Stock, or approximately 3.26 % of the total number of shares of Class A Common Stock outstanding.

b) The reporting person has sole power to vote and sole dispositive power for 39,940 shares, or approximately 2.43% of the total number of shares outstanding, held by one of its clients, the Remington Value & Special Situation Fund, LLC.

The reporting person has shared voting power and shared dispositive power for 13,600 shares, or approximately 0.83% of the total number of shares outstanding.

c) The following are trades conducted in client accounts over the past 60 days for liquidity and/or tax purposes.

Trade Date	Transaction	Number of Shares

12/02/2015	Sale	18,000
12/03/2015	Sale	9,900
12/10/2015	Sale	3,905

d) Clients of the reporting person are entitled to receive all dividends, distributions and proceeds of sale.

e) The reporting person ceased to be the beneficial owner of more than five percent of the issuer’s Class A Common Stock on December 2, 2015.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 14, 2015

Investment Partners Asset Management, Inc.

By: /s/Gregg T. Abella
Name: Gregg T. Abella
Title: Officer